Exhibit 21.1

Dover Motorsports, Inc.

Subsidiaries of Registrant at December 31, 2006

Dover International Speedway, Inc.

Nashville Speedway, USA, Inc.

Midwest Racing, Inc.

Gateway International Motorsports Corporation

Memphis International Motorsports Corporation